

October 27, 2006

Via Facsimile (415) 981-4840 and U.S. Mail

Paul Derenthal, Esq.
Derenthal & Dannhauser LLP
One Post Street, Suite 575
San Francisco, CA 94602

> **Re:** **BellaVista Capital, Inc.**
> **Schedule TO-I filed October 13, 2006**
> **Schedule 14D-9 filed October 13, 2006**
> **File No. 5-80316**

Dear Mr. Derenthal:

We have reviewed the above-referenced filings and have the following comments:

Offer to Purchase

Proration, page 8

1.   Please explain why you believe an announcement of the final proration factor 10 business days after expiration of the offer complies with your prompt payment obligation.

Withdrawal Rights, page 13

2.   Please fill in the blank in the last sentence of the first paragraph of this section.

Conditions of the Offers, page 19

3.   We note that you reserve the right to terminate the offer in the event a condition is triggered regardless of the circumstances. Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

4.   The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s).

Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

5.   We note your statement in that your determinations regarding offer conditions "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Incorporation by Reference, page 21

6.   Please revise this section to clarify which documents you are incorporating by reference as opposed to "deemed to be incorporated."

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· you are responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions